WOODSIDE

20 July 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Address by Chief Executive Officer Don Voelte to the Institute of Chartered Accountants in Australia, lodged with the Australian Stock Exchange on 15 July 2005;
- Speculation regarding Tiof, Mauritania, lodged with the Australian Stock Exchange on 15 July 2005;
- Second Quarter Report for period ended 30 June 2005, lodged with the Australian Stock Exchange on 20 July 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dw 8/1

82-2280

Address by
Woodside Energy Chief Executive Officer
Don Voelte
To The Institute of Chartered Accountants in Australia
Perth, Western Australia

Friday 15 July 2005

WOODSIDE: GROWING AN AUSTRALIAN GLOBAL BUSINESS

I intend to talk this morning more about Woodside, our strategy, our growth prospects and the implications of our growth for Western Australia and Australia more generally.

In the past five years, our company has grown significantly – a growth trend that we intend to continue – as we implement our strategy of delivering top-quartile shareholder returns, profitably growing the business, paying dividends, and balancing our growth through strategic focus in key regions of the world.

Five years ago, Woodside was an Australian company with Australian operations and Australian staff. We had taken our first steps beyond our heartland, acquiring interests in Africa, but our heartbeat was still Australia, and more specifically, our interest in the North West Shelf.

Today, we are active in 11 countries. By early next year, we will have production from Australia, Algeria, Mauritania and the United States. By the end of the decade, we intend to have added production from several other international centres.

As we continue to grow our international business, we do so against a backdrop of significant opportunity and challenge and, certainly, significant activity.

By way of example, our project list currently has eight approved developments with total planned expenditure over the next three years of nearly A$10 billion on behalf of Woodside and its joint venturers. And, the list will grow.

Australia is, clearly enough, the springboard for our international growth. The North West Shelf, which has underpinned our company for more than 25 years, will continue to be a powerful force for at least another 30 years.

In fact, all the projections I have seen from our planning department show that if you take either revenue, production or asset value, our company still remains more than 50 per cent Australian generated over the next 10 to 15 years.

It is fitting that my address today coincides with development of the fifth phase of the North West Shelf Venture (that is, the fifth LNG Train) where we are expanding our facilities to produce a further 4.2 million tonnes of LNG a year.

By 2008, the North West Shelf will have LNG capacity of nearly 16 million tonnes a year, a far cry from the 7.5 million tonnes we produced up until mid last year.

The North West Shelf, of course, is Australia's largest resource project and, by 2008, capital investment will have topped more than A$16 billion.

But Woodside's growth will also come from other projects we will develop over the next three years. They include:

So, the US is an obvious market for our gas, and we are approaching this market on two fronts. First, we've been building our upstream portfolio in the Gulf of Mexico where we have just approved our share of development costs for the Neptune oil and gas field, and we are moving towards production this year in the small Midway gas field.

Second, we see the west coast of the US as a prime market for Australian LNG. We have already looked at one LNG import option, the revamping of a terminal off the coast of California and have modified that opportunity into a potential supply agreement. We are also pursuing several other exciting options to get our LNG into this market.

Elsewhere in the Asia-Pacific, we are encouraged by the LNG outlook in Japan, China and Korea, where we already have supply contracts, and other countries in the region, places like India.

China recognises that gas will play an increasingly important role in meeting its rapidly growing energy requirements, particularly because of the environmental benefits. We expect that by 2015 China will need about 600 per cent more LNG than the 3.3 million tonnes a year that the North West Shelf will start supplying in 2006.

We are in an excellent position to secure a significant share of that market and our growth strategy is geared towards that probability.

Woodside also has extensive exploration acreage in and around Africa – Mauritania, Libya, Algeria, Kenya, Sierra Leone, Liberia, and the Canary Islands.

Libya is a good example of where our growth strategy is taking us. After establishing an early presence in Libya, we have secured exploration areas in basins that have produced billions of barrels of oil over the years.

We are completing seismic surveys and expect to begin drilling the first of several onshore prospects later this year.

In establishing our position in Libya, we have moved into highly prospective offshore exploration blocks in the Mediterranean, which we believe are an extension of the prolific Sirte Basin. More than 100 companies were interested in the blocks, one of which we won with a margin of 0.1 per cent.

Our international growth has been good news for Woodside and our shareholders, and also of immediate and long-term benefit to Australia's local, regional, state and national economies.

Without continuing success and expansion at home, we could not grow internationally.

As I have mentioned, we are committed to several projects which require substantial capital expenditure over the next couple of years. Of these major projects, all but two – Chinguetti and Neptune – are in Australia.

In developing these projects, we want Australian industry to secure as much of the work as possible. At the same time – and, as Chartered Accountants, you would be aware of this – we have to watch our costs and our schedules.

Woodside's operations on the Burrup Peninsula, for example, will employ about 300 people directly by the end of 2008, with possibly a similar number working for contractors.

Last financial year, more than 14 per cent of Woodside's total salary payments, or about A$39 million, went to our people in Karratha. Add to that payments to contractors, and it's a considerable contribution to the local economy, and one that has a multiplier effect through the region and across the nation.

And if you think the impact of Train 5 is important to WA and Australia in general, we at Woodside anticipate the possibility of further LNG trains being built on the Burrup in the near future, even possibly overlapping construction of Train 5.

So I must admit that when I hear our critics complain about the reduction in Train 5 Australian content compared with Train 4, I believe they are missing the point of the multiplier effect in the number of trains that we have scheduled to be constructed, and the exponential impact they will have on the economies of WA and Australia.

We at Woodside are proud of the positive and constructive impact we are making for this great state and this great country.

Thank you.

82-2280

ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 15 JULY 2005
1.20PM [WST]

WOODSIDE

MEDIA
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

SPECULATION REGARDING TIOF, MAURITANIA

Woodside Petroleum Ltd advises, in response to recent media reports regarding the Tiof oil field, offshore Mauritania, that it is premature and inappropriate to speculate on the timing of any declaration of commerciality or any investment decision for the field.

Decisions on those matters will not be made until after the evaluation of all necessary appraisal work has been completed.

82 - 2280

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 20 JULY 2005
9:00 AM (WST)

WOODSIDE

MEDIA
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

SECOND QUARTER REPORT
FOR PERIOD ENDED 30 JUNE 2005

Key Points

Production volume

- The June quarter production volume of 15.8MMboe was 11.7% higher than the previous quarter, representing Woodside's highest level of quarterly production since Q3 2002.
- North West Shelf Venture production grew with higher customer demand (domestic gas), increased capacity (LNG) and improved deliverability.
- Laminaria-Corallina oil production was boosted by increased equity following Woodside's purchase of a 16.67% interest in production licence AC/L5 from Shell.
- The Mutineer-Exeter field came on-line at the end of March 2005 and contributed over 0.5MMboe to production for the quarter.
- Q2 2005 production was 11.4% higher than the previous corresponding period and production of 29.9MMboe in 1H 2005 was 4.9% higher than 1H 2004.
- Woodside's production target for 2005 has now been revised upward to be at least 58MMboe.

Sales Volume

- Q2 2005 sales volume of 15.7MMboe was 9.6% higher than the previous quarter and 16.2% higher compared to the previous corresponding period.

Revenue

- Quarterly sales revenue of A$661.6M was higher than that of the previous quarter by 16.0% and higher than the previous corresponding period by 40%. A record first-half revenue of A$1,231.9M was 30.0% higher than the previous corresponding period. These increases are a result of increased production and higher commodity prices.

Activities

- The Chinguetti, Otway and Enfield projects are on track to meet their individual schedules for start-up during 2006. The Otway and Enfield projects are progressing within budget while the Chinguetti costs could be of the order of 10% higher than budget.
- In June 2005 the final investment decision was taken for the North West Shelf Venture Phase V expansion. LNG capacity will lift to around 16mtpa with first LNG cargoes from Train 5 planned for Q4 2008.
- A final investment decision was also taken for the Neptune oil-gas field development in the deepwater Gulf of Mexico (USA). First production is planned for late 2007.
- During the quarter the significant new gas discovery at Pluto in offshore Western Australia established a stabilised gas flow rate of 46.5MMscfg per day. An appraisal well is being drilled on the field during July/August 2005.
- Activity in the Woodside-operated Browse Basin permits will increase in the second half of 2005. Acquisition of 3D seismic surveys plus the drilling of three appraisal wells will better define the substantial gas resource that is intended for LNG markets.
- In 2H 2005 exploration drilling in Mauritania will resume.

PRODUCTION ACTIVITIES

AUSTRALIA

- **North West Shelf**
  - **Domestic Gas:** Production of 606 TJ per day (Woodside share: 303 TJ per day) was increased from the 562 TJ per day produced in the previous quarter, due to higher customer demand.
  - **LNG:** Production at 32,324 tonnes per day (Woodside share: 5,387 tonnes per day) was higher than the previous quarter. During the quarter a successful 20-day shutdown occurred at LNG Train 4 to effect repairs to the main cryogenic heat exchanger. LNG production was higher than the previous corresponding period due to the start up of LNG Train 4 in Q3 2004.
  - **Condensate:** Production at 104,329 bbl per day (Woodside share: 24,511 bbl per day) was higher than the previous quarter due to higher system availability and strong reservoir performance. Production was lower than the previous corresponding period due to the planned cessation of reinjection compression at the Goodwyn platform in June 2004.
  - **Cossack Pioneer oil:** Production at 103,560 bbl per day (Woodside share: 17,260 bbl per day) was higher than the previous quarter due to the reinstatement of the Cossack-4 well after completion of repair work in mid-March. Production was above the previous corresponding period due to the tie-in of Wanaea-8 and Lambert-6 infill wells in December 2004.
  - Wanaea-1 and Wanaea-7 were shut-in for sub-sea equipment repairs on 15 June 2005 with a decrease in production of 40,000 bbl per day (Woodside share: 6,667 bbl per day). Wanaea-1 and Wanaea-7 are planned for reinstatement in Q4 2005.
  - **LPG:** Production of 2,186 tonnes per day (Woodside share: 364 tonnes per day) was slightly higher than the previous quarter.

- **Laminaria and Corallina oil**
  - Woodside acquired an additional 16.67% interest in the Laminaria-Corallina production licence AC/L5 from Shell, effective 11 March 2005.
  - Combined production was higher than the previous quarter at 21,932 bbl per day (Woodside share 14,426 bbl per day) following the successful workover of the Laminaria-5 well in May 2005 and reinstatement of Laminaria-8 production on 5 April 2005. Laminaria-2 is expected to be back on-line in early 2006. The Corallina field continued producing at full rates over the quarter.
  - An appraisal well was drilled in the Laminaria field during the quarter. The results of this well will be used to assist in the maturation of potential infill well opportunities.

- **Legendre**
  - Production at 10,277 bbl per day (Woodside share 4,721 bbl per day) was lower than the previous quarter due to natural field decline and a planned maintenance shutdown in May 2005.

- **Mutineer-Exeter**
  - Following first production from the Santos-operated Mutineer Exeter fields on 29 March 2005, production at the end of the quarter was approximately 88,500 bbl per day (Woodside share: 7,257 bbl per day).

AFRICA

- **Ohanet**
  - The Ohanet Joint Venture received their full revenue entitlement of US$13.6m for the three months from April to June 2005 which equates to 340,769 barrels of condensate and 27,747 tonnes of LPG.

EXPLORATION ACTIVITIES

Exploration or appraisal wells drilled during Q2 2005 were:

Well Name	Basin/ Area	Target	Woodside's Interest (%)	Spud Date	Total Well Depth^ (metres)	Remarks
AUSTRALIA						
Halladale-1 DW1** (Location Black Watch)	Otway, VIC/P 37(v)	Gas	62.50	22 March	1,918	Gas discovery, commerciality to be determined
Halladale-1 DW2** (Location Halladale)	Otway, VIC/P 37(v)	Gas	62.50	07 April	1,941	Gas discovery, commerciality to be determined
Halladale-1 DW3** (Location Halladale)	Otway, VIC/P 37(v)	Gas	62.50	22 April	1,969	Successful appraisal
Petalonia North-1	Bonaparte, AC/P8	Oil	66.67	10 June	3,920#	Drilling at end of quarter

** Origin Energy Limited is Operator of the permit with drilling operations managed by Woodside Energy Ltd.
# Proposed total depth.
^ Reported depths referenced to the rig rotary table.

- **Halladale wells**
  - Three wells were drilled from the same surface location in the Otway Basin permit VIC/P37(v), approximately 4 kilometres from shore and 24 kilometres west of the coastal township of Port Campbell.
  - **Halladale-1 DW1** was drilled to test the Black Watch prospect. The well was deviated to the south and intersected a gross gas-bearing interval of 59 metres (true vertical thickness) in the Waarre Formation. **Halladale-1 DW2** was drilled to test the Halladale prospect and was deviated to the north and intersected a gross gas-bearing interval of 21 metres (true vertical thickness), also in the Waarre Formation. The appraisal well, **Halladale-1 DW-3,** was drilled deviated to the northeast, to obtain aquifer pressures in the Waarre Formation down-flank from the Halladale gas accumulation. All wells have been plugged and abandoned as planned with commerciality of the discoveries to be determined.
  - The wells were drilled by the *'Ocean Patriot'* semi-submersible rig.

- **Petalonia North-1**
  - The **Petalonia North-1** exploration well, located in the Timor Sea permit AC/P 8 is approximately 10 kilometres southwest of the Laminaria Oil Field and 570 kilometres northwest of Darwin. The well was drilling at end of quarter. Subsequently, the well reached a total depth of 3,848 metres and was plugged and abandoned without encountering significant hydrocarbons.
  - The well was drilled by the *'Atwood Eagle'* semi-submersible drill rig.

Seismic surveys conducted during Q2 2005 were:

Location	Survey name	Type	3D (sq km full fold) 2D (line km full fold)
AFRICA			
Libya	NC208/209	3D	732 - completed
Libya	NC210	2D	3,310 – in progress
Libya	NC205	3D	1,355 – in progress
AUSTRALIA			
Exmouth	HCA04A-3D*	3D	714 (WA-255-P only) – in progress

* Not operated by Woodside.

SALES REVENUE AND EXPENDITURE

Woodside's sales revenue and exploration, evaluation and capital expenditure for the quarter were:

		Q2 2005	Q1 2005	Q2 2004	6 months 2005	6 months 2004
Sales Revenue (A$ millions)						
NWS	Domgas & LNG [1,2]	223.0	213.6	156.9	436.6	317.0
	Condensate [1]	153.0	141.6	118.4	294.6	217.7
	Cossack Oil [1]	110.1	99.1	72.9	209.2	145.3
	Liquefied Petroleum Gas	16.4	16.9	11.4	33.3	21.9
Laminaria Oil [1]		86.9	40.7	51.5	127.6	127.4
Legendre Oil [1]		23.9	41.5	42.9	65.4	76.6
Mutineer Exeter Oil [1]		30.5	-	-	30.5	-
Ohanet	Condensate	10.7	10.1	11.6	20.8	24.6
	Liquefied Petroleum Gas	7.1	6.8	7.7	13.9	15.8
	Total	**661.6**	**570.3**	**473.3** [3]	**1,231.9**	**946.3** [3]
Exploration and Evaluation Expenditure (A$ millions)						
Exploration						
	Expensed	32.9	44.5	62.5	77.4	102.3
	Capitalised [4]	51.3	3.4	(15.2)	54.7	(21.0)
Evaluation						
	Expensed	27.8	-	-	27.8	-
	Capitalised	17.9	37.7	27.5	55.6	49.1
	Total	**129.9**	**85.6**	**74.8**	**215.5**	**130.4**
Capital Expenditure (A$ millions)						
Oil & Gas Properties [5,6]		252.2	339.6 [7]	153.3	591.8	245.9
Other Property, Plant & Equipment		0.5	0.1	2.2	0.6	6.2
	Total	**252.7**	**339.7**	**155.5**	**592.4**	**252.1**

1 Woodside has adopted an entitlement method of recognising sales, commencing 1 January 2005. Prior quarter comparatives have been restated, in accordance with Australian equivalents to International Financial Reporting Standards, to reflect the sales that would have been disclosed had this policy been in place during the prior quarters. Under this method any under or over lift in sales volumes for the period is adjusted to reflect the Company's proportionate share of total venture sales. Previously, sales were accounted for on a 'physical' basis, with no allowance being made for under or over lifting.

2 Sales revenue excludes realised gains on embedded derivatives

3 LNG ship charter revenue that was previously disclosed as revenue in 2004 is now directly offset against LNG shipping expense.

4 Exploration Capitalised represents expenditure on successful and pending wells, plus permit acquisition costs during the period and is net of amortisation of permit acquisition costs and well costs reclassified to expense on finalisation of well results.

5 Projects which have achieved Final Investment Decision result in amounts of previously capitalised Exploration and Evaluation expenditure (from current and prior years) being transferred to Oil & Gas Properties. The table above does not reflect the impact of such transfers. The impact of the transfers will be reflected in the full-year financial report.

6 2004 quarter comparatives have been adjusted to reflect revised capitalised borrowing costs determined in the transition to the Australian equivalent of International Financial Reporting Standards.

7 Q1 2005 Oil & Gas Properties capital expenditure has been restated to include an additional A$99.0M to recognise the acquisition of additional interests in the Laminaria-Corallina project following Woodside's acquisition of Shell's 16.67% interest in AC/L5, effective 11 March 2005.